Part II, Item 7a:

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The matching engine and associated gateways for LX run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). The hardware for LX is housed in the same data center as other Barclays systems. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of a Subscriber's contemporaneous interests in the same or additional live orders and trading interests in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router and the order router component of Barclays' algorithms on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. The order router and the order router component of Barclays' algorithms use the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router and the order router component of Barclays' algorithms contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router or the order router component of Barclays' algorithms about Conditional Orders (as described in Part III, Item 9(a)). Barclays order router and Barclays' algorithms do, however, receive enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are informed of the size of the match (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router or the order router component of Barclays' algorithms. The order router and the order router component of Barclays' algorithms do not share any information they receive from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the order router component of Barclays' algorithms). ~~The order router and the order router component of Barclays' algorithms do not generate indications of interest based on information from LX.~~ In addition, because Subscribers can direct Firm Orders or Conditional Orders s to the ATS through the order router and because the order router and/or the router component of Barclays' algorithms may decide to route Firm Orders or Conditional Orders to LX, the order router and/or the router component of Barclays' algorithms have information about these Firm Orders or Conditional Orders that are bound for LX. With respect to both Firm Orders and Conditional Orders routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, whether the order is Conditional Eligible, and the order attributes and parameters described in Part III, Item 7. In addition, with respect to Conditional Orders and Firm-up Orders (as described in Part III, Item 9) routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the additional features of those order types described in Part III, Item 9. The order router and the order router component of Barclays' algorithms do not generate indications of interest based on information from LX. Subscribers can opt out of having their ~~LX order~~Posted Order information included in the aggregated information provided to the order router and the order router component of Barclays' algorithms by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 4a:
LX operates from 9:30 A.M. ~~EST~~ET to 4:00 P.M. ~~EST~~ET. LX will be closed or will close early during market holidays or shortened trading days. ~~Orders can be received once the ATS system comes online, which is generally between 6~~Both Firm Orders and Conditional Orders are accepted from 8:00 A.M. ~~and 7~~ET to 4:00 ~~A~~P.M. ~~EST. Orders~~ ET. All orders received by LX prior to its open are entered into the queue and become eligible for execution at or after 9:30 A.M. ~~EST. Orders~~ET. All orders received by LX prior to its open are time stamped in the order received for purposes of determining order priority. Stocks will become eligible for execution in LX once the primary listing market has opened the stock and LX receives through the SIP (via Exegy) a security status code of OPEN. At 4:00 P.M. ~~EST~~ET (or such earlier time in the event of a shortened trading day or early closure), any unexecuted orders will be canceled. Barclays has discretion to close or not to open LX (in whole or in part) in the event of a market disruption or technological or other issue.

Part III, Item 5c:
Subscribers' ~~orders~~Firm Orders and Conditional Orders can enter LX (i) through Barclays' order router, (ii) through Barclays' algorithms or (iii) by submitting orders to BCI or its Affiliates to execute on the client's behalf. Barclays order router may route orders, or parts of orders, to any Trading Center to which it has connectivity (as described in Part II, Item 4), including LX. Except where a client has

specifically opted out, Barclays' order router may route the order, or part of the order, into LX. Barclays' algorithms utilize Barclays' order router and may separately submit Conditional Orders. Any time a Barclays algorithm utilizes the order router, unless a client has opted out, all or part of that order may be routed to LX. Conditional Orders are an order type specific to LX (described further in Part III, Item 9). ~~Conditional Orders bypass Barclays' order router and are sent directly to LX.~~ BCI and its Affiliates may enter orders and trading interest into Barclays' order router and algorithms whether trading as principal for its own account, as riskless principal or as agent for clients. If a client submits an order to BCI to execute on its behalf, all or part of that order may be routed to LX, unless that client has specifically opted out.

Part III, Item 10a:
OPENING OF TRADING. LX begins trading each security after the opening of trading on the primary exchange for that security. Both Firm Orders ~~can be received once the LX system comes online which is generally between 6~~ and Conditional Orders are accepted from 8:00 A.M. ~~and 7~~ET to 4:00 ~~A~~P.M. ~~EST~~ ET. Stocks will become eligible for execution in LX once the primary listing market has opened the stock and LX receives through the SIP (via Exegy) a security status code of "Open" and Limit Up-Limit Down ("LULD") bands. RE-OPENING FOLLOWING REGULATORY HALT: If the ATS receives an instrument status of "HALTED" (regulatory halt), the matching engine stops trading the given instrument. The matching engine then waits for an OPEN status, LULD trading band and for a trade to occur in that symbol on another Trading Center, to begin trading again. LX does not trade any orders during a halt, or when a security is not "OPEN". Once a halt occurs, Subscribers can continue to send orders into LX, however they will not execute until trading resumes on LX. RE-OPENING FOLLOWING BARCLAYS INITIATED HALT: If for any reason, Barclays in its discretion has to halt the trading in a symbol or all trading in LX it can elect one of two means to implement such halt. The first is through the disabling of trading. This will cancel all open orders and reject any new orders from entering LX. The second method for halting is through the use of a "SafetyCatch", which will stop all executions (either in that symbol or all symbols) but will allow orders to remain on the order book. During this time new Day orders will be accepted, IOC orders will be cancelled back and order cancellations will be accepted. Effective Price/Tier/Time will be utilized for determining the priority (as described in Part III, Item 11) for these resting orders when trading commences. Pegged orders (including pegged orders with limit prices) are priced according to the current market data and maintain their time priority in the limit order book even if they are re-priced as a result of changes in the NBBO. They are handled in the same manner as non-pegged limit orders. When this "SafetyCatch" is reverted, any order resting on the order book will be eligible for crossing. LX does not employ any special opening or re-opening process, auctions or order types.

Part III, Item 11c:
LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of

the trading session that day (e.g., 4:00 P.M. ~~EST~~ET on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitation. If the sending of a Conditional Invitation is triggered at this time then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the match timer, as further described in Part III, Item 9. Please note that in the event a Conditional Eligible IOC Firm Order triggers a Conditional Invitation, the order will continue to abide by the trading rules of LX, including being eligible to interact with firm orders in the book during the period of the "match timer." If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be canceled back to the Subscriber.

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. <u>Please note that for any midpoint peg orders in names priced under $1.00 and where the midpoint of the NBBO extends to five decimal places, LX will assign an Effective Price equal to the midpoint of the NBBO rounded to the nearest valid passive 4-decimal price level. For example, if the NBBO is 0.0020/0.0023 a midpoint peg order to buy will be assigned an Effective Price of 0.0021.</u> The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks. When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO. The execution priority parameters described above apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). LX will accept orders outside of the LULD bands; however, it will not execute if the calculated cross price is outside of the LULD bands. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the SIP via Exegy) and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker., where the split results in an execution price within 4 decimal places. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO). If the 50% split is outside 4-decimal point precision then the execution price will be conservatively rounded to the nearest 4-decimal place price level, such that any residual amount is allocated to the provider as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO). For example, suppose that a buyer has a posted order in the order book at a limit price of $0.0025. Subsequently, a seller sends an order with a limit price of $0.0020. The two orders will be crossed at a price of $0.0022 (each side gets $0.0002 from the price overlap of $0.0005 leaving the residual $0.0001 to be allocated to the provider because it cannot be divided into a 4-decimal place value).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

Part III, Item 15b:

LX does not display its order book, or provide any information with respect to orders bound for LX, to Subscribers. LX does, however, share certain information about Subscriber trading interest for purposes of conducting Conditional Order Negotiations (as discussed in Part III, Item 9). Additionally, LX provides Posted Order information to Barclays' order router and the router component of Barclays' algorithms on a real-time basis; note that the information shared with the router component of Barclays' algorithms is only shared with that component for purposes of routing decisions and is not used by the algorithms for any non-routing purposes, including order generation. The information provided to the router and the router component of Barclays' algorithms contains aggregated Firm Order buy and sell interest per symbol pegged to the current NBBO. Barclays order router and Barclays' algorithms also receive enhanced information about Conditional Invitations. In addition to the price, side, and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are informed of the size of the match (which is the smaller of the Conditional Order size and the potential contra side order size). No client-specific information is provided to the order router or Barclays' algorithms. No information about posted Conditional Orders (as discussed in Part III, Item 9(a)) and no client-specific information is included in the information provided to the order router or the router component of Barclays' algorithms. The order router and the router component of Barclays' algorithms use the Posted Order information from LX solely to decide whether to route an ~~order to LX. In addition, because Subscribers can direct orders to the ATS through the order router, the order router has information about these orders that are bound for LX.~~Firm Orders or Conditional Orders to LX. In addition, because Subscribers can direct Firm Orders or Conditional Orders to the ATS through the order router and because the order router and/or the router component of Barclays' algorithms may decide to route Firm Orders or Conditional Orders to LX, the order router and/or the router component of Barclays' algorithms have information about these Firm Orders or Conditional Orders that are bound for LX. With respect to both Firm Orders and Conditional Orders routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, whether the order is Conditional Eligible, and the order attributes and parameters described in Part III, Item 7. In addition, with respect to Conditional Orders and Firm-up Orders routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the additional features of those order types described in Part III, Item 9. The order router and the router component of Barclays' algorithms do not share any such information that they receive from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the router component of Barclays' algorithms). Subscribers can opt out of having their ~~LX order~~Posted Order information included in the aggregated information provided to the router and the router component of Barclays' algorithms. Subscribers cannot opt out of the order router and the router component of Barclays' algorithms having knowledge of ~~orders~~Firm Orders or Conditional Orders bound for LX. This information is inherent in the operation of the system. The order router and the router component of Barclays' algorithms do not generate indications of interest based on information from LX. The order router and the router component of Barclays' algorithms do receive indications of interest from third-party venues. Please also see the information provided regarding disclosure of confidential trading information provided in Part II, Item 7.